UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response……10.4

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Carrollton Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

145282 10 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 145282 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John Paul Rogers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not Applicable.
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 131,332

	6.	Shared Voting Power 10,044

	7.	Sole Dispositive Power 131,332

	8.	Shared Dispositive Power 10,044

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 141,376

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 145282 10 9

Item 1.
	(a)	Name of Issuer: Carrollton Bancorp
	(b)	Address of Issuer’s Principal Executive Offices: 344 North Charles Street, Suite 300 Baltimore, Maryland 21201

Item 2.
	(a)	Name of Person Filing: John Paul Rogers
	(b)	Address of Principal Business Office or, if none, Residence: 46-C Queen Anne Way Chester, Maryland 21619
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 145282 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Insurance company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

CUSIP No. 145282 10 9

Item 4.	Ownership
The percentages uses herein are calculated based upon the total of shares of Common Stock issued and outstanding as of December 31, 2008.
	(a)	Amount beneficially owned: 141,376*
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 131,332
		(ii)	Shared power to vote or to direct the vote: 10,044
		(iii)	Sole power to dispose or to direct the disposition of: 131,332
		(iv)	Shared power to dispose or to direct the disposition of: 10,044

* The number of securities reported in (a) above includes 10,044 shares owned by corporations of which the Reporting Person is a principal stockholder; Reporting Person expressly disclaims beneficial ownership of all of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following   ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 145282 10 9

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2009

/s/ John Paul Rogers

John Paul Rogers

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)